

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2010

Sergei Khorolski
Chief Executive Officer
Modern Mobility Aids, Inc.
1821 Walden Office Square, Suite 400
Schaumberg, Illinois 60173

> **Re: Modern Mobility Aids, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 23, 2010**
> **File No. 333-168983**

Dear Mr. Khorolski:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. You state that you are a development stage company with minimal operations; however, it is unclear whether you have commenced operations. We also note that you will be unable to implement your business plan without substantial additional funding and your auditors have issued a going concern opinion. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please explain why Rule 419 does not apply or revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C. Please also disclose in the filing whether you seek to engage in a merger, acquisition or business combination.

Registration Statement Cover Page

2. Please revise to include the registration statement file number and date filed.

Outside Front Cover Page of the Prospectus

3. Please revise the second paragraph in plain English and delete repetitive information. For example, the third sentence should be revised since it does not appear to apply to your offering, and the sentence in the middle of the paragraph should be revised to clarify that an extension of an additional 90 days would result in an offering period of up to 270 days total. Also limit the cover page to one page in length. See Item 501(b) of Regulation S-K and Rule 421 of Regulation C.

Management's Discussion and Analysis or Plan of Operation, page 17

Results of Operations, page 18

4. Please disclose the components of your revenues and cost of revenues. Also discuss the extent to which your increase in revenues are attributable to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. See Item 303(a)(3)(i) and (iii) of Regulation S-K.

Description of Business, page 21

5. You disclose your plan to import, market and sell mobility products; however, you also state you have sold $7,850 worth of products since April 26, 2010. Please revise your disclosure throughout the filing to clarify whether you have commenced operations. If you have commenced operations, please disclose the information required by Item 101(h)(4) of Regulation S-K, including the following:

    - the services you perform,
    - the distribution method of your products or services,
    - the name of your principal supplier,
    - your dependence on one or a few major customers,
    - the need for any government approval of principal products or services,
    - the effect of existing or probable governmental regulations on the business, and
    - the number of total employees and number of full-time employees.

Directors, Executive Officers and Control Persons, page 23

6. Please disclose Mr. Politika's positions as an officer of the company and his dates of employment with you.

Certain Relationships and Related Transactions, page 26

7. Please state the names of the promoter(s) of the company. See Item 404(c) of Regulation S-K.

Additional Information, page 28

8. Please remove the language in the fourth sentence that qualifies statements you make in the prospectus by reference to information outside of the prospectus. Rule 411(a) permits this type of qualification only where contemplated by the form.

Exhibits

Exhibit 4.2 Subscription Agreement

9. Please clarify the reference to non-United States residents and explain how U.S. residents can purchase your stock.

10. Please tell us why paragraph 2 is appropriate for this offering or delete.

11. Please clarify the reference to $35,000 in paragraph 4 or advise.

Exhibit 5.1

12. Please revise the reference to the General Corporation Law of the State of Nevada in the last sentence in the fourth paragraph to also include statutory provisions and also all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting these laws. Please also delete the second paragraph, since it appears inappropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Karen Batcher, Esq.
   Via facsimile to (619) 475-7882